EXHIBIT 99.1
JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
DATED: January 29, 2026

AFFINITY ASSET ADVISORS, LLC

By:	/s/ Andrew Weinstein
Name:	Andrew Weinstein
Title:	Chief Financial Officer and Chief Compliance Officer

MICHAEL CHO

By:	/s/ Michael Cho
Name:	Michael Cho
Title:	Self